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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Leucadia National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

527288104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 527288104

1.	Name of Reporting Person: Fairholme Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,593,315

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,888,931

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,888,931

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IA

13G
CUSIP No. 527288104

1.	Name of Reporting Person: Bruce R. Berkowitz		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,593,315

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,888,931

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,888,931

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

     CUSIP Number: 527288104

Item 1(a) Name of Issuer: Leucadia National Corporation

(b) Address of Issuer’s Principal Executive Offices:

315 Park Avenue South
New York, New York 10010-3607

Item 2(a) - (b). Name and Principal Business Address of Persons Filing:

Fairholme Capital Management, L.L.C. (“FCM”)
51 JFK Parkway
Short Hills, New Jersey 07078

Bruce R. Berkowitz
Fairholme Capital Management, L.L.C.
51 JFK Parkway
Short Hills, New Jersey 07078

Item 2(c). Citizenship

FCM is a limited liability company organized under the laws of Delaware and Mr. Berkowitz is a resident of New Jersey

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 527288104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,
(e)	☑	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 3,888,931 shares of common stock are owned, in the aggregate, by various investment vehicles and individual accounts, of which 2,315,616 are owned by investment

     CUSIP Number: 527288104

advisory clients of FCM. While the advisory relationship causes attribution to FCM of certain indicia of beneficial ownership for the limited purpose of this Form 13G, FCM hereby disclaims such beneficial ownership of 2,315,616 of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose.

Because Mr. Berkowitz has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which each of the reporting persons has:

(i)	Sole power to vote or to direct the vote: 1,593,315

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 3,888,931.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting persons’ investment advisory clients have the right to receive dividends from, and the proceeds of sale from, the shares of common stock to which this Schedule 13G relates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of the Group.

N/A

Item 10.

Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number: 527288104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005 Date

Fairholme Capital Management, L.L.C.

/s/ Bruce R. Berkowitz

Signature

Bruce R. Berkowitz, Managing Member Name/Title

February 11, 2005 Date

Bruce R. Berkowitz

/s/ Bruce R. Berkowitz

Signature